UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vitacost.com, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92847A20 0

(CUSIP Number)

Great Hill Partners, LLC

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,801
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,801
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.06%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,545,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,545,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.81%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,545,064
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,545,064
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.81%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,545,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,545,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.81%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.72%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.72%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.72%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Matthew T. Vettel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,403,896
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,403,896
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,403,896
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.53%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.58%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.58%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,676,453 shares of common stock outstanding on March 16, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 30, 2010.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on March 23, 2010 (the “Original Filing”) by the Reporting Persons relating to the common stock, $0.00001 par value per share (the “Common Stock”), of Vitacost.com, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons continue to favorably regard the long-term prospects of the Issuer and are supportive of the Issuer’s ongoing efforts to grow its business. As previously disclosed, the Reporting Persons have had discussions with the Issuer about, among other things, obtaining certain Board nomination rights. As of the date hereof, the Issuer and the Reporting Persons have been unable to reach agreement on these matters.

In order to protect and enhance the value of their investment in the Issuer, the Reporting Persons believe that it is necessary to take action to reconstitute the Board. Accordingly, on April 30, 2010 and pursuant to the terms of the Issuer’s Amended and Restated Bylaws, the Reporting Persons delivered a letter (the “Notice”) to the Issuer nominating Christopher S. Gaffney, Mark A. Jung, Michael A. Kumin and Jeffrey M. Stibel (collectively, the “Nominees”) for election to the Board at the Issuer’s 2010 Annual Meeting of Stockholders or any Special Meeting of Stockholders (whether in lieu of an annual meeting or otherwise) that includes the election of directors (in each case including any adjournments, postponements or delays thereof, the “2010 Annual Meeting”), as set forth in the Notice. The Reporting Persons have engaged and intend to continue to engage in discussions with the Issuer and other stockholders of the Issuer regarding, among other things, matters in connection with the Notice, the 2010 Annual Meeting and the composition of the Board.

Although the Reporting Persons are continuing to discuss matters related to the composition of the Board with the Issuer, the Reporting Persons are also considering the possibility of calling a Special Meeting of Stockholders or conducting a consent solicitation, in each case for the purpose of, among other things, removing from office, without cause, certain of the current directors and electing in their place a slate of nominees to be proposed by the Reporting Persons, which slate may include the Nominees and/or other persons selected by the Reporting Persons. The Reporting Persons have engaged a proxy solicitation firm to assist them in connection with any solicitation of the Issuer’s stockholders at the 2010 Annual Meeting or pursuant to a consent solicitation.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

Pursuant to separate indemnity and nominee letter agreements, the Reporting Persons have agreed to indemnify Messrs. Jung and Stibel against any and all claims of any nature arising from the solicitation of proxies or consents and any related transactions. A form of the letter agreement is attached hereto as Exhibit 8 and is incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 8	Form of Indemnity and Nominee Letter Agreement.

Exhibit 9	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: May 3, 2010

GREAT HILL INVESTORS, LLC

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By: GREAT HILL PARTNERS GP IV, L.P., its General Partner

By: GHP IV, LLC, its General Partner

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By: GHP IV, LLC, its General Partner

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

/S/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*

/S/ JOHN G. HAYES
Name:	John G. Hayes*

/S/ MATTHEW T. VETTEL
Name:	Matthew T. Vettel*

* By:	/S/ LAURIE T. GERBER
Name:	Laurie T. Gerber
Title:	Attorney in fact

EXHIBIT INDEX

Exhibit 8	Form of Indemnity and Nominee Letter Agreement.

Exhibit 9	Power of Attorney.